

Mail Stop 7010

March 29, 2007

Ms. Catherine R. Smith
Centex Corporation
2728 N. Harwood
Dallas, Texas 75201

      RE: **Centex Corporation**
              Form 10-K for the fiscal year ended March 31, 2006
              Filed May 19, 2006
              File #1-6776

Dear Ms. Smith:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2006

Financial Condition and Liquidity, page 41

1. In light of the fact that your statements of cash flows were not restated for your discontinued operations, it appears to us that you should revise future filings to quantify the impact of such cash flows and describe how their absence will impact future liquidity and capital resources.

Critical Accounting Estimates, page 45

2. We believe that your disclosures under critical accounting policies should not merely reiterate your accounting policies but should address and discuss, to the extent applicable, the material assumptions underlying your estimates and the potential impact on your financial statements of changes in your assumptions. Please revise future filings accordingly. See Release No. 33-8350.

Goodwill, page 46

3. Please clarify for us how you measure impairment for goodwill. It is not clear to us how your disclosed policy complies with paragraphs 19-22 of SFAS 142. Confirm to us that you follow the appropriate guidance, and provide us with proposed changes to clarify future filings.

Statements of Consolidated Cash Flows, page 56

4. In regard to your statements of consolidated cash flows, please address the following:
    *   Tell us the amounts and specific nature of restricted cash and explain your basis for classifying increase in cash flows from operating activities;
    *   Tell us the specific nature of the Payables to Affiliates and explain your basis for classifying increases and decreases in cash flows from operating activities under financial services. Refer to paragraphs 18 and 136 of SFAS 95; and
    *   Tell us the specific nature of the distributions from joint ventures and explain your basis for classifying them in cash flows from investing activities.

Note F. Commitments and Contingencies, page 73

5. In future filings, please provide a roll-forward of warranty claims for each period you present a statement of earnings as required by FIN 45. Also, in future filings, please provide a roll-forward of anticipated losses associated with loans originated for each period you present a statement of earnings.

Note I. Business Segments, page 77

6. Please provide us a comprehensive discussion of how you determined that your home building operations should be presented in one reportable segment under SFAS 131. Please explain to us how you determined the operating segments within this reportable segment and how you determined it is appropriate to aggregate them based on the criteria outlined in paragraph 17 of SFAS 131. Please provide us copies of the internal reports used by your CODM.

Quarterly Results, page 94

7. Please revise future filing to present gross profits as required by Item 302(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 95

8. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be without defining them. See Exchange Act Rule 13a-15(e).

Form 10-Q for the quarterly period ended December 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

9. We note that you have recorded charges for impairments to land under development and write-offs of land deposits and pre-acquisition costs. With a view towards future disclosure, please provide us with a comprehensive discussion of the factors that contributed to these charges and of how you will continue to assess these factors in order to determine if additional charges will be necessary in the future. In this regard, please also tell us which geographic regions were affected by the recent charges and which geographic regions contain the remaining balances of your land holdings.

10. Please provide us with a comprehensive discussion of the types of sales incentives you utilize and how you are accounting for these incentives. If you are using any incentives other than a decrease in the sales price of the home, please provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66. To the extent that the use of discounts and incentives is more prevalent in certain markets than others, or that certain markets have seen more of a slow-down than others, please address this in MD&A.

11. We note the material impairments and write-offs of land related assets you recorded during the period ended December 31, 2006. It appears to us that your critical accounting policy disclosure for land related assets appears to be too general in nature to provide investors with sufficient information about management's insights and assumptions with regard to how you determined the amount of impairments and write-offs as well as the recoverability of your remaining land related assets.

- Please expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant communities for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.
- Separately quantify and address write-offs related to each inventory component and region.   Discuss how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination and as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption.
- Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.
- Provide disaggregated disclosures regarding the cancellation of sales agreements by market.
- Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Please provide these expanded disclosures in future filings and show us in your response what any future disclosure revisions will look like.

Note E. Inventories, page 12

12. We note that your housing projects include capitalized interest. Please tell us if you have suspended your activities related to preparing any of these projects for their intended use, such that you would need to reduce the amount of interest you are capitalizing and increase the amount of interest you are expensing in accordance with SFAS 34. If so, please tell us what impact you expect this to have on your results of operations going forward.

Note G. Indebtedness, page 13

13. Please tell us how you restructured your variable interest entities such that, subsequent to March 31, 2006, you are no longer the primary beneficiary.

Note O. Discontinued Operations, page 24

14. We note from your September 30, 2006 Form 10-Q that you completed your negotiations of the post-closing adjustments related to your sale of Home Equity. Please explain to us if and how the $17.1M that you were required to pay affected the gain you recognized on the sale.

15. Please provide us with a comprehensive description of the Volume Incentive Adjustment related to your sale of Home Equity. In this regard, please tell us what circumstances would require you to repay amounts and how you have considered this contingency in your calculation of the gain on the sale of Home Equity. Also, please provide us with a comprehensive description of the indemnifications you provided when you sold Home equity and explain to us how you have determined these contingencies will be material.

16. We note that you have entered into an alliance agreement with CHEC that requires you to continue to sell sub-prime and certain other mortgage loans to CHEC. Please explain to us how you have considered SAB Topic 5Z and paragraph 42 of SFAS 144 in determining that Home Equity's operations should be classified as discontinued operations.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 824-5563, Anne McConnell at (202) 942-1795 or, in their absence, to the undersigned at (202) 824-5373.

Sincerely,

John Cash
Accounting Branch Chief